UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50015

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ____01/01/2022____ AND ENDING ____12/31/2022____
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ____TripleTree, LLC____

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

____8200 Normandale Lake Blvd, 7th Floor____
(No. and Street)

____Minneapolis____	____MN____	____55437____
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Gabrielle Halprin	(504) 533-7377	gabrielle.halprin@capitalone.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

____Keiter____
(Name – if individual, state last, first, and middle name)

____4401 Dominion Blvd____	____Glen Allen____	____VA____	____23060____
(Address)	(City)	(State)	(Zip Code)

____10/22/2003____		____80____
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Gabrielle Halprin___, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ___TripleTree, LLC___, as of ___December 31___, 2_022_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

SWORN TO AND SUBSCRIBED BEFORE ME THIS _16th_ DAY OF _February_ 202_3_

_____
NOTARY PUBLIC

Notary Public

Signature:

Title: Chief Financial Operations Officer

THOMAS LANOSGA
NOTARY PUBLIC #131148
PARISH OF JEFFERSON
STATE OF LOUISIANA
COMMISSIONED FOR LIFE

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

TRIPLETREE, LLC
(A Wholly Owned Subsidiary of Capital One, N.A.)

F I N A N C I A L   R E P O R T

Year Ended December 31, 2022

With Report of Independent Registered Public Accounting Firm

SEC ID 8 – 50015

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT.

TRIPLETREE, LLC
(A Wholly Owned Subsidiary of Capital One, N.A.)

Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of TripleTree, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of TripleTree, LLC (the "Company") as of December 31, 2022, and the related notes (collectively referred to as the "financial statement").   In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.



We have served as the Company's auditor since 2021.

Glen Allen, Virginia
February 14, 2023

❯ Certified Public
Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

TRIPLETREE, LLC
(A Wholly Owned Subsidiary of Capital One, N.A.)

Statement of Financial Condition
December 31, 2022

Assets:

Cash	$	92,948,876
Accounts receivable		330,998
Other receivables		65,273
Prepaid retention compensation		3,720,187
Prepaid expenses		267,326
Deferred tax asset		16,934
Total assets	$	97,349,594

Liabilities:

Accrued expenses	$	107,163
Accrued compensation expenses		25,617,038
Deferred revenue		70,000
Due to affiliates		2,439,101
Total liabilities		28,233,302
Total member's equity		69,116,292
Total liabilities and member's equity	$	97,349,594

See accompanying Notes to Financial Statement.

TRIPLETREE, LLC
(A Wholly Owned Subsidiary of Capital One, N.A.)

Notes to Financial Statements

Note 1—Organization

TripleTree, LLC (the "Company") is a Minnesota limited liability company, wholly owned by Capital One, National Association ("CONA"). Pursuant to the Company's articles of organization, the Company will exist for a thirty-year period expiring January 13, 2027. The Company is primarily engaged in investment banking and advisory services. The Company's customers are located throughout the United States. Investment banking services are occasionally provided to companies outside of the United States. The Company is registered with the Securities and Exchange Commission as a broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

Note 2—Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Company are prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. While management makes its best judgment, actual results could differ from those estimates.

Cash on Deposit with Parent Company

The Company considers all highly liquid investments with a stated maturity of three months or less when purchased to be cash equivalents. Cash includes amounts held at CONA, its parent company, totaling $2,950,744 at December 31, 2022. CONA is a major financial institution and is insured up to $250,000 by the Federal Deposit Insurance Corporation.

Accounts Receivable

Accounts receivable are non-interest-bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each client. The Company follows ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): *Measurement of Credit Losses on Financial Instruments.* This guidance requires use of the current expected credit loss model that is based on expected losses (net of expected recoveries), rather than incurred losses, to determine the Company's allowance for credit losses on financial assets measured at amortized cost, certain net investments in leases and certain off-balance sheet arrangements.

TRIPLETREE, LLC
(A Wholly Owned Subsidiary of Capital One, N.A.)

Notes to Financial Statements (continued)

The Company has no material historical credit losses. There are no current indications of non-receipt from counterparties. The Company projects no probability of future losses related to these balances. Management has determined that these receivables have minimal credit risk, and therefore, no allowance was deemed necessary as of December 31, 2022.

Income Taxes

The Company is included in Capital One Financial Corp's ("Capital One") consolidated federal income tax return, but files separate state income tax returns. Capital One allocates federal income tax expense to the Company using a separate return basis. The Company is reimbursed by Capital One for federal income tax losses, if applicable. Amounts owed to or due from Capital One for federal income taxes are reported as a component of due to or from affiliates in the accompanying statement of financial condition. Taxes payable amounts included in due to affiliates totaled $2,325,431 at December 31, 2022.

Deferred tax assets and liabilities are based on differences between the financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

The Company has evaluated the effect of accounting guidance surrounding uncertain income tax positions and concluded that the Company has no significant financial statement exposure to uncertain income tax positions as of December 31, 2022.

Note 3—Related Party Transactions

Various administrative expenses are paid on behalf of the Company by CONA, under a Master Services Agreement between the Company, CONA and various affiliates. These administrative expenses are reimbursed by the Company to CONA on a monthly basis. In addition, the Company pays a management fee to CONA on an internally calculated allocation of overhead cost.

Various administrative services are provided to the Company by associates of Capital One Securities, Inc. ("COS"), an affiliated broker-dealer. The Company reimburses COS for these services on a monthly basis.

The Company currently occupies office space leased by Capital One, the expense for which is allocated as part of the Master Services Agreement. Management has reviewed the Master Services Agreement and concluded that this contract does not contain any leases under the scope of ASU 2016-02 – Leases (Topic 842).

Note 4—Leases

During 2022, the Company assigned its leases to its parent, CONA. Prior to the assignment, the Company recorded all leasing activity in accordance with ASU 2016-02-Leases (Topic 842).

Note 5—Commitments and Contingencies

From time to time, the Company is involved in litigation that it considers to be incidental to its business. The Company is not presently involved in any legal proceedings which management expects individually or in the aggregate to have a material adverse effect on its financial condition or results of operations.

The Company has contracts with its vendors for various services. Minimum commitments under these contracts as of December 31, 2022 amounts to $808 for 2023.

As of December 31, 2022, the Company has commitments to continuing employees totaling $22,500,000 related to the equity purchase agreement whereby the Company was acquired by CONA on November 24, 2021. These commitments are due at certain milestones through 2025.

Note 6—Concentration

Approximately 74% of accounts receivable is due from three clients as of December 31, 2022.

Note 7—Net Capital

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2022, the Company had net capital of $64,715,574 which was $62,833,353 in excess of the required minimum net capital of $1,882,221. The Company's net capital ratio was 0.44 to 1.

The Company has no obligation under SEC Rule 15c3-3 to prepare the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

Note 8—Subsequent Events

In accordance with U.S. GAAP, the Company evaluates subsequent events that have occurred after the statement of financial condition date but before the financial statements are issued. There are two types of subsequent events: (1) recognized, or those that provide additional evidence about conditions that existed at the date of the statement of financial condition, including estimates inherent in the process of preparing financial statements, and (2) nonrecognized, or those that provide evidence about conditions that did not exist at the date of the statement of financial

TRIPLETREE, LLC
(A Wholly Owned Subsidiary of Capital One, N.A.)

Notes to Financial Statements (continued)

condition but arose after that date. The Company evaluated subsequent events through February 14, 2023, the date the financial statements were issued.

Based on the evaluation, the Company did not identify any recognized or nonrecognized subsequent events that would have required adjustment to the financial statements.